Exhibit 1

HORIZON ENERGY DEVELOPMENT, INC.
BALANCE SHEET
(Unaudited)

At June 30, 2004
ASSETS
Property Plant & Equipment
Property Plant & Equipment	$ 393,183,004
Accumulated D, D & A	(171,507,957)

Net Property, Plant & Equipment	221,675,047

Current Assets:
Cash and Temporary Cash Investments	40,029,145
Notes Receivable-Intercompany	300,000
Receivables - Net	5,079,711
Accounts Receivable-Intercompany	22,725
Unbilled Utility Revenue	111,939
Materials/Supplies - Average Cost	3,286,975
Prepayments	207,513

Current Assets	49,038,008

Other Assets	298,584

Total Assets	$ 271,011,639

CAPITALIZATION & LIABILITIES
Capitalization:
Capital Stock of Subsidiaries	$ 4,750
Paid in Capital	38,245,591
Earnings Reinvested in Business	(10,228,783)
Accumulated Other Comprehensive Income	30,125,983

Total Common Stock Equity	58,147,541
Long-Term Debt Net of Current Portion	5,971,489
Notes Payable - Intercompany - Long Term	89,770,000

Total Capitalization	153,889,030

Minority Interest in Foreign Subsidiaries	37,350,514

Liabilities:
Notes Payable - Intercompany	34,400,000
Long Term Debt Due Current	4,777,192
Accounts Payable - Other	12,121,070
Accounts Payable - Intercompany	2,031,318
Other Accruals & Current Liabilities	5,168,011

Total Current Liabilities	58,497,591

Deferred Credits:
Accumulated Deferred Income Tax	18,199,404
Other Deferred Credit	3,075,100

Total Deferred Credits	21,274,504

Total Capitalization & Liabilities	$ 271,011,639